

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2026

Anthony Hsieh
Chief Executive Officer
loanDepot, Inc.
6561 Irvine Center Drive
Irvine, CA 92618

      Re: loanDepot, Inc.
          Registration Statement on Form S-3
          Filed May 07, 2026
          File No. 333-295652

Dear Anthony Hsieh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Eric Scarazzo, Esq.